MANAGEMENT’S DISCUSSION & ANALYSIS

The following discussion and analysis, prepared as of May 1, 2006, provides information that management believes is relevant to an assessment and understanding of the Company’s interim consolidated financial condition as at March 31, 2006 and the results of its operations and cash flows for the three-month period then ended. The discussion should be read in conjunction with the previously issued discussion and analysis and the Company’s December 2005 annual audited consolidated financial statements, including the notes thereto, which are prepared in accordance with generally accepted accounting principles in Canada.

The Audit Committee of the Board of Directors of the Company, consisting of three independent directors, has reviewed this document pursuant to its mandate and charter.

This information may contain forward-looking statements that involve inherent risks and uncertainties. The Company’s actual results may differ significantly from those anticipated in the forward-looking statements and readers are cautioned not to place undue reliance on these forward-looking statements. The Company undertakes no obligation to publicly release the results of any revisions to forward-looking statements that may be made to reflect events or circumstances after the above-stated date or to reflect the occurrence of unanticipated events.

DESCRIPTION OF THE BUSINESS AND
SUMMARY OF RECENT ACTIVITIES

Viceroy Exploration Ltd (the “Company”) is a mineral exploration stage company with five 100% owned gold exploration properties in Argentina. The principal focus of the Company is the continued exploration and development of its Gualcamayo gold property in San Juan province, Argentina, which property currently consists of three main zones of mineralization. A previously reported independent resource estimate of the three main zones of approximately 1.4 million ounces Measured and Indicated and 0.6 million ounces Inferred has been identified in an updated technical report prepared by a qualified person which report was SEDAR filed December 8, 2004.

In the 2006 first quarter, results of infill, step out and deep drilling at Gualcamayo intersected high grade zones which continue to be open on strike and to depth. As these results impact the then existing resource model, the new resource estimate and updated Preliminary Economic Assessment planned for the 2006 first quarter was delayed. These documents are presently expected to be completed and announced in the 2006 second quarter. The updated Preliminary Economic Assessment will include the three main zones of mineralization, being the expanded Quebrada del Diablo (“QDD”) resource and the Amelia Ines and Magdalena deposits. The previously announced Preliminary Economic Assessment in January 2005 includes only the QDD resource. Concurrently, technical, engineering and mine design studies continue in preparation for planned submission of the Environmental Impact Statement and completion of a feasibility study in the 2006 third quarter.

The regional exploration program within the Gualcamayo and adjacent Salamanca properties is continuing. In June 2005, the farm-out agreement on the Company’s Las Flechas property was continued for the second year. On May 1, 2006, the Company and Corex Gold Corp. (“Corex”) signed an agreement whereby Corex may acquire a 60% interest in the Company’s 100% held, 3,938-hectare Evelina property located in the High Andes, in northern San Juan Province, Argentina. Pursuant to the terms of the agreement, Corex may earn a 60% interest in the Evelina property over four years by making expenditures, with pre-agreed annual minimums, aggregating US$3.5 million and by issuing a total of 800,000 common shares. After Corex has earned-in, the Company has the right to earn back a 60% interest, thereby reducing Corex’s interest to 40%, by incurring one and a half times the US$3.5 million in expenditures made by Corex. The foregoing is subject to all requisite regulatory approvals. As the Company and Corex share a director in common, the agreement has been negotiated at arm’s length and has been approved by the independent directors of both companies.

At the Company’s annual meeting of shareholders held on April 28, 2006, the shareholders of the Company ratified a Shareholder Rights Plan which had been previously approved by the directors of the Company.

As at March 31, 2006, the Company has in excess of $78.4 million in cash, substantially all of which is available to advance the Gualcamayo project and the Company’s regional exploration programs.

During the three months ended March 31, 2006, the Company:

  in February, with a syndicate of underwriters, completed a $60 million bought deal financing consisting of 9,600,000 common shares, including an over-allotment of 3,200,000 shares, at a price of $6.25 per share;
  announced appointments of additional key senior personnel and the engineering consultants for the feasibility study;
  carried out definition, geotechnical and exploration drilling within the Gualcamayo project that included 46 holes covering 5,626 metres, certain of which were in progress at March 31 at which time there were three diamond drill and one reverse circulation rigs on site;
  continued technical engineering and geotechnical studies in connection with the updated Preliminary Economic Assessment, baseline study for the Environmental Impact Statement and concurrently began the feasibility study;
  advanced column leach testing, pad location and design, water, waste water/sewage and power supply studies;
  initiated a fines losses program to determine whether the true grade of the ore body is reflected in current drill results;
  continued to develop its community relations program and liaisons with provincial, municipal and local officials;
  began ground preparation to expand the camp by 60 persons to accommodate a total 160 persons;
  carried out a regional aeromagnetic survey on the Gualcamayo and Salamanca properties which, together with previously completed surface mapping and sampling, identified several drill targets;
  began construction of access roads to the fore-mentioned exploration areas for drilling which is planned for June 2006; a fifth rig (reverse circulation) has been scheduled for arrival in late May for regional exploration drilling; and
  substantially completed the new access road to the project.

RESULTS OF OPERATIONS

For the three months ended March 31, 2006 (the “2006 first quarter”) as compared to the three months ended March 31, 2005 (the “2005 first quarter”):

Loss For The Period:

Being in the exploration stage, the Company does not have revenues from operations and, except for income from its cash and cash equivalents, relies on equity funding by investors for its continuing financial liquidity. The principal focus of the Company is the continued exploration of its Gualcamayo gold property in Argentina. In support of this activity, for the 2006 first quarter, the Company had a loss of $332,019 as compared to a loss of $1,303,708 for the 2005 first quarter. A significant component of operating expense in the 2005 first quarter is $1,092,697 of stock-based compensation recorded pursuant to the Company’s accounting policy for stock-based compensation. Stock-based compensation recorded in the 2006 first quarter was nil.

The Loss Before The Following in the 2006 first quarter is $728,629 as compared to $295,691 in the 2005 first quarter excluding stock-based compensation. The relative increase in spending is in line with the overall increase in project activity and includes an increase in cash compensation to existing personnel and an additional staff member at corporate headquarters. Included in professional fees expense in the 2006 first quarter are fees incurred in connection with an ongoing control certification support assignment, which began in the fall of 2005, to assist the Company in maintaining compliance with regulatory requirements. In the 2006 first quarter, completion of the $60 million bought deal financing occurred resulting in increased interest income; Company representatives attended three industry conferences in North America, making presentations at each.

Capitalized Exploration Expenditures:

In the 2006 first quarter, $4,830,960 was spent substantially all on the Gualcamayo property, including non-cash $428,490 stock-based compensation to project geologists and engineers. Capitalized expenditures were incurred primarily in connection with the above-referred drilling, aeromagnetic survey, technical engineering and geotechnical studies and substantial completion of the access road to the site, as compared to $1,318,448 spent on the Gualcamayo property in the 2005 first quarter primarily continuing the second phase drill program and related activities. Included in cumulative deferred exploration expenditures at March 31, 2006 is $1,951,707 of Argentine value added tax. In September 2005 the Company filed application to recover value added tax on eligible exploration expenditures incurred. Any amount rebated will be recorded on an as received basis.

Cash Flows:

Cash used in operating activities in the 2006 first quarter is $302,123 as compared to cash used in the 2005 first quarter of $349,491. The relative decrease is substantially a result of additional interest income resulting from the February 2006 financing applied against spending.

Cash used in investing activities in the 2006 first quarter of $3,377,467 is substantially all for capitalized exploration expenditures on the Gualcamayo property as referred to above. In the 2005 first quarter, cash of $1,143,585 was used for capitalized exploration expenditures substantially all on the Gualcamayo property.

Cash from financing activities in the 2006 first quarter of $59,006,170 is comprised of the $56,637,142 net cash from the bought deal financing and $2,369,028 from the partial exercise of stock options and warrants as compared to $218,500 in the 2005 first quarter on the partial exercise of stock options and warrants. Deducted from the gross proceeds received on the bought deal financing was a $3,000,000 underwriters’ fee (5%) and $362,858 of expenses.

In summary, for the 2006 first quarter, total cash and cash equivalents increased by $55,326,580 to $78,442,839 as compared to a decrease in total cash and cash equivalents for the 2005 first quarter of $1,274,576 to $13,224,408.

SUMMARY OF QUARTERLY RESULTS

The following table sets forth selected unaudited consolidated information for the Company for each of the eight most recently completed quarters.

	Quarter Ended
	Mar 31,		Dec 31,		Sep 30,		Jun 30,		Mar 31,		Dec 31,		Sep 30,		Jun 30,
	2006		2005		2005		2005		2005		2004		2004		2004
	$		$		$		$		$		$		$		$

Capitalized
property
acquisition and
exploration costs	4,830,960	(2)	3,962,184	(3)	2,911,029	(4)	1,826,823	(4)	1,323,832	(4)	443,981	(4)	877,031	(4)	1,470,588	(4)
Revenue(1)	-		-		-		-		-		-		-		-
Loss from
operations	332,019		1,185,816	(5)	75,071		557,240		1,303,708	(6)	658,536	(7)	673,637	(8)	466,183	(9)
Basic and diluted
loss per share	0.01		0.03		0.00		0.02		0.04		0.02		0.02		0.02

(1)	the Company is in the exploration stage and has no revenues
(2)	includes $428,490 stock-based compensation
(3)	includes $214,019 stock-based compensation and $138,361 bonus shares
(4)	consists entirely of capitalized property exploration costs
(5)	includes $1,064,288 stock-based compensation
(6)	includes $1,092,697 stock-based compensation
(7)	includes $230,150 stock based compensation
(8)	includes $392,900 stock-based compensation
(9)	includes $162,920 stock-based compensation

The Company’s interim consolidated financial statements have been prepared in accordance with established standards in Canada for interim financial statements and all amounts are expressed in Canadian dollars unless otherwise indicated.

LIQUIDITY AND CAPITAL RESOURCES

As at March 31, 2006 as compared to as at December 31, 2005:

As at March 31, 2006, the Company has cash and cash equivalents of $78,442,839 as compared to cash and cash equivalents of $23,116,259 as at December 31, 2005, an increase of $55,326,580. The increase is a result of the February 2006 bought deal financing which netted the Company $56,637,142. Working capital at March 31, 2006 is $76,553,485, substantially all of which is available to advance the Gualcamayo project and the Company’s regional exploration programs.

As of the May 1, 2006 date of this discussion and analysis, the quoted price of the Company’s common shares on the TSX significantly exceeded the exercise prices of the Company’s outstanding warrants and stock options granted at March 31, 2006. If all outstanding warrants and options were exercised, a total 5,770,948 common shares would be issued for cash proceeds of $15,282,007. The outstanding warrants for 2,350,948 shares expire December 6, 2006 and would realize cash proceeds of $6,465,107. The outstanding stock options for 3,420,000 shares have a weighted average remaining contractual life of 3.62 years and would realize cash proceeds of $8,816,900.

The Company considers its existing funds to be sufficient in order to carry out planned activities on the Gualcamayo gold property that are described elsewhere in this document as well as for property maintenance requirements and administrative overhead for at least the next fifteen months. Development of the Gualcamayo project beyond feasibility will require additional equity or possible debt financing. Discussion has begun on funding alternatives. The Company continues to target the 2006 third quarter for a possible production decision.

The functional currency of the Company is the Canadian dollar and to date funding has been raised in Canadian dollars. Included in cash and cash equivalents at March 31, 2006 is $1,033,486 and $288,955 denominated in US dollars and Argentine pesos, respectively, which are subject to foreign currency rate fluctuations. In conducting its business, the Company makes payments as appropriate from time to time in each of these three currencies. Accordingly, as planned increased spending on the Gualcamayo property materializes, the Company will be subject to foreign currency rate fluctuations in future between the Canadian dollar and these currencies.

The other external factors and circumstances regarding the financial condition of the Company which were provided in the discussion and analysis for the year ended December 31, 2005 are substantially unchanged as at May 1, 2006.

CONTRACTUAL OBLIGATIONS

In the 2006 first quarter and to May 1, 2006, the date of this document, the Company has not entered into any contractual obligations that are outside the ordinary course of its business.

TRANSACTIONS WITH RELATED PARTIES

During the three months ended March 31, 2006, a total $158,625 in cash compensation pursuant to consulting service agreements was paid or payable to three of the Company’s officers or companies controlled by them. Two of the officers are also directors of the Company.

On May 1, 2006, the Company and Corex Gold Corp. (“Corex”) signed an agreement whereby Corex may acquire a 60% interest in the Company’s 100% held, 3,938-hectare Evelina property located in the High Andes, in northern San Juan Province, Argentina. Pursuant to the terms of the agreement, Corex may earn a 60% interest in the Evelina property over four years by making expenditures, with pre-agreed annual minimums, aggregating US$3.5 million and by issuing a total of 800,000 common shares. After Corex has earned-in, the Company has the right to earn back a 60% interest, thereby reducing Corex’s interest to 40%, by incurring one and a half times the US$3.5 million in expenditures made by Corex. The foregoing is subject to all requisite regulatory approvals. As the Company and Corex share a director in common, the agreement has been negotiated at arm’s length and has been approved by the independent directors of both companies.

CRITICAL ACCOUNTING ESTIMATES

Exploration property costs – The Company records its interest in exploration properties at cost. The cost of acquiring mineral properties and related exploration and development expenditures are deferred and would be amortized against future production following commencement of commercial production or are written off if the properties are sold, allowed to lapse or abandoned. Management regularly reviews the net carrying value of each mineral property and where management believes that the carrying value cannot be recovered, the carrying value is written down to fair value.

Stock-based compensation – Management is required to make significant estimates about future volatility and the period in which stock options will be exercised. The selection of the volatility factor, and the estimate of the period in which an option will be exercised will have a significant impact on the cost recognized for stock-based compensation. The estimates concerning volatility are made with reference to historical volatility, which is not necessarily an accurate indicator of volatility which will be experienced in the future. Management assumes that stock options will remain unexercised until immediately prior to their expiry date, which may not be the case.

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s management, including the chief executive officer and chief financial officer, are responsible for establishing and maintaining disclosure controls and procedures for the Company, and have designed such disclosure controls and procedures, or caused them to be designed under the supervision of management, to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to management by others within those entities, particularly during the period in which the interim filings are being prepared.

DISCLOSURE OF SHARE DATA AS AT MAY 1, 2006

i.	shares authorized:

an unlimited number of common shares without par value
an unlimited number of first preferred shares without par value an unlimited number of second preferred shares without par value

ii.	shares issued and outstanding:

52,732,235 common shares with a recorded value of $104,940,705

iii.	warrants and stock options outstanding:

	Number		Exercise Price	Date of Expiry
			$
Stock Options	20,000		2.46	July 13, 2006
	100,000		0.50	September 12, 2008
	580,000		1.25	December 3, 2008
	130,000		1.35	January 12, 2009
	150,000		1.25	February 19, 2009
	13,000		1.26	March 25, 2009
	150,000		1.27	April 2, 2009
	400,000		1.57	September 13, 2009
	797,000		2.46	January 31, 2010
	95,000		3.24	August 15, 2010
	395,000		3.55	November 16, 2010
	75,000		4.61	December 20, 2010
	255,000	(1)	5.10	January 6, 2011
	210,000	(2)	6.74	March 21, 2011
	30,000	(3)	8.06	April 28, 2011
	3,400,000

Warrants	2,329,948		2.75	December 6, 2006

	5,729,948

(1)	two options are subject to vesting as to a total 183,750 shares in equal portions over remaining three periods ending June 30, September 30 and December 31, 2006;
(2)	two options are subject to vesting as to a total 180,000 shares in equal portions over four periods ending June 30, September 30, December 31, 2006 and March 31, 2007;
(3)	the option is subject to vesting on July 12, 2006.

OTHER INFORMATION

(a)	SEDAR

Additional information relating to the Company is available for viewing on SEDAR at www.sedar.com and the Company’s website at www.viceroyexploration.com.

(b)	Annual Information Form:

The Company’s 2005 Annual Information Form is available for viewing on SEDAR at www.sedar.com.